                                               FILED BY DEVON ENERGY CORPORATION
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14a-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934
                            SUBJECT COMPANY: MITCHELL ENERGY & DEVELOPMENT CORP.
                                                   COMMISSION FILE NO. 333-68694

[DEVON ENERGY LETTERHEAD]

                                  NEWS RELEASE
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

MEDIA CONTACTS:         VINCE WHITE
                        VP COMMUNICATIONS AND INVESTOR RELATIONS
                        (405) 552-4505

INVESTOR CONTACTS:      ZACK HAGER
                        MANAGER, INVESTOR RELATIONS
                        (405) 552-4526


                  DEVON ENERGY COMPLETES PRIVATE DEBT OFFERING


OKLAHOMA CITY, OKLAHOMA, OCTOBER 3, 2001 -- Devon Energy Corporation (AMEX: DVN; TSE:NSX) announced today that Devon Financing Corporation, U.L.C. has completed a private placement of 10-year notes and 30-year debentures. The notes and debentures are fully and unconditionally guaranteed by Devon Energy Corporation. Devon has issued $1.75 billion in principal amount of 6.875 percent notes due September 30, 2011. The notes were priced at a spread of 235 basis points above Treasuries to yield 6.926 percent. Devon has also issued $1.25 billion in principal amount of 7.875 percent debentures due September 30, 2031. The debentures were priced at a spread of 245 basis points above Treasuries to yield
7.894 percent.

The proceeds of the notes and debentures are intended to finance a portion of the purchase prices and costs of Devon's acquisition of Anderson Exploration Ltd. and Devon's acquisition of Mitchell Energy & Development Corp. Remaining proceeds would be used for general corporate purposes. General corporate purposes include the repayment and refinancing of a portion of Devon's debt, acquisitions, additions to working capital and capital expenditures.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities. The offering is being made only to qualified institutional buyers under Rule 144A and to persons outside the United States in reliance on Regulation S. The securities have not been registered under United States or state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.



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             NOTICE TO INVESTORS CONCERNING DEVON'S PLANS TO ACQUIRE
                                 MITCHELL ENERGY

Investors and security holders are advised to read the definitive joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission in connection with the proposed transaction because it will contain important information. A preliminary joint proxy statement/prospectus has been filed with the SEC by Devon and Mitchell. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Devon and Mitchell with the SEC at the SEC's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents (relating to Devon) may also be obtained for free from Devon when they become available by directing such request to: Devon Energy Corporation, 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com. The definitive joint proxy statement/prospectus and such other documents (relating to Mitchell) may also be obtained for free from Mitchell when they become available by directing such request to: Mitchell Energy & Development Corp., 2001 Timberloch Place, The Woodlands, Texas 77380, Attention: Investor Relations, telephone: (713) 377-6625, e-mail: mndpr@mitchellenergy.com.

Devon, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Devon's shareholders in connection with the transaction. Information regarding such persons and a description of their interests in the transaction is contained in Devon's Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the definitive proxy statement/prospectus when it becomes available.

Mitchell, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Mitchell's shareholders in connection with the transaction. Information regarding such persons and a description of their interests in the transaction is contained in Mitchell's Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the definitive proxy statement/prospectus when it becomes available.





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